Mail Room 4561

October 28, 2009

George Metrakos
Chief Executive Officer
GMS Capital Corp.
1224 Washington Avenue
Miami Beach, FL 33139

      Re: GMS Capital Corp.
               Registration Statement on Form S-1
               Filed on September 29, 2009
               File No. 333-161792

               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed on March 18, 2009
               File No. 000-53519

               Form 10-Q for the Quarterly Period Ended June 30, 2009
               Filed on August 18, 2009
               File No. 000-53519

Dear Mr. Metrakos:

      We have reviewed the above-referenced filings of GMS Capital Corp. and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   While we have organized our comments below under either your Form S-1 registration statement filed on September 29, 2009, your Form 10-K filed on March 18, 2009, or your

Form 10-Q filed on August 18, 2009, please consider the applicability of our comments to all your filings and update, revise or address accordingly to ensure consistency throughout your filings.

Form S-1

Cover page

2.   We note that the box on the cover page is not checked, indicating whether these securities are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933. See Rule 415(a)(1)(ix). Please revise or advise accordingly.

Calculation of Registration Fee, page 2

3.   You state that if the minimum proceeds from the sale of the shares are not received within 365 days from the date of the effectiveness of this prospectus, all escrowed funds will be promptly returned to subscribers. However, we note that in Exhibit 10.5, GMS Capital Corp., Emas Escrow Agreement, the Agreement states on page one that if the minimum offering is not completed within 180 days from the effective date, funds will be returned to subscribers. Please clarify this discrepancy and revise accordingly. If the escrow agreement has been amended, please file this amendment as an exhibit to your registration statement.

Before Investing, You Should Carefully Read This Prospectus . . . , page 3

4.   You state that this is your initial public offering and that no public market currently exists for your shares. Please clarify in your filing that you attempted a prior similar offering, as evidenced by your Form S-1 filed on June 18, 2008, that you subsequently withdrew after effectiveness. We note that since the minimum offering was not sold, as per the conditions outlined in the prospectus, the offering expired. Consider discussing any changes in your current operations that may make this current offering successful or different from the prior attempt. Similarly, include appropriate risk factor disclosure, alerting investors to the prior attempt and the possibility that this current offering may not be completed.

Business Overview, page 6

General

5.   In your business summary section, please provide an up-front discussion of your current liquidity position so that investors better understand your financial condition. Include in your discussion that you have a going concern qualification.

6.   You state on page 6 and elsewhere throughout your filings that you sell software to suppliers of "Big-Box" retailers, such as Wal-Mart, JC Penny, and Target. Please clarify whether your suppliers are indeed supplying your products to these retailers, or if not, delete such references.

About Us, page 6

7.   We note that you disclose your Internet website address as www.ManagethePipe.com, however this Internet website address does not contain any information about your company. Please describe the purpose of this Internet website or make clear to investors that the information about your company is not accessible on-line.

Risk Factors, page 9

General

8.   Your risk factor section should be a discussion of the most significant factors that make your offering speculative or risky. You should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

*   "Decreasing market prices for our products and services due to increasing competition may cause us to lower our prices to remain competitive, which could delay or prevent our future profitability."
*   "Future new technologies could render our company less competitive than the industry standard, resulting in lower profitability due to decreased sales."
*   "Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability."

9.   Please consider providing risk disclosure regarding using your counsel as your escrow agent rather than a third-party agent. Advise whether potential creditors of your attorney will be able to access escrowed funds.

Internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness . . ., page 14

10.   You state that you have <u>never</u> performed the system and process evaluation and testing required in an effort to comply with the management assessment and auditor certification requirements of Section 404, yet in your Form 10-K filed on March 18, 2009, you stated on page 23 that you carried out an evaluation, under the supervision and with the participation of your management regarding the effectiveness of your disclosure controls and procedures, and found them to be effective. Please reconcile these seemingly conflicting statements.

Risks Related to our Common Stock, page 15

11.   Since you are a penny stock, please add a risk factor to disclose this fact and discuss the limitations associated with being a penny stock. Refer to Exchange Act Rules 15g-1 through 15g-9.

Plan of Distribution, page 16

12.   You state that you plan to have your officers sell the common shares on a self-underwritten basis. We understand that you have only one officer—Mr. Metrakos. Please advise. Consider whether any additional disclosure is required. Please identify the names of the selling officers. Also, disclose those states in which you plan to register or seek an exemption in.

13.   Further, on page 17, you state that officers, directors, employees and affiliates may purchase shares offered under this prospectus, yet on page 19 under the Use of Proceeds section, you state that no officer or director of the company will be purchasing shares in this offering. Please clarify whether officers, directors, employees and affiliates will be allowed to participate in this offering and purchase the requisite number of shares required to meet the minimum shares sold during this offering.

Where you can get additional information, page 18

14.   You direct investors to obtain information about your company by visiting the Securities and Exchange Commission's website and searching for Vsurance Inc. Please revise accordingly.

Dilution

Effect of Offering on Net Tangible Book Value per Share, page 23

15.   Please clarify how you will deduct $10,000 to be applied for underwriting discounts and commissions of this offering, when this is a self-underwritten offering.

Liquidity and Capital Resources, page 28

16.   You state in your filing that your current level of gross margin is not adequate to cover all the operating expenses for the business, if operating at current levels. You also state that the company has enough cash available to meet working capital requirements for the next three months. Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses. If you have no such plan, please state so. Please provide appropriate risk factor disclosure regarding your liquidity position.

Business

Customers, page 36

17.   You state that you are currently dependent on your customer, Cryopak Industries, for the majority of your software subscription-based service revenues. Please clarify how material Crypopak Industries is to your company. Further, ensure that you include a description of the material terms of any such material contracts with Cryopak Industries; advise what consideration was given to filing any such exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Properties, page 39

18.   You disclose the address of your executive offices, located in Miami Beach, Florida, as the same address as your counsel. Please advise. We also note that the report of the auditor is directed to "Board of Directors, GMS Capital Corp., Montreal, Canada." Please advise.

Employees, page 38

19.   Please state how many full-time employees you employ. See Item 101(h)(4)(xii) of Regulation S-K.

George Metrakos, Chairman of the Board, CEO, CFO and President, page 40

20.   We note that Mr. Metrakos is also the President, CEO, CFO and Chairman of Teliphone Corp., a public telecommunications company located in Montreal, Canada. Please

disclose the extent of Mr. Metrakos' activity with Teliphone Corp., including the time he devotes to that business. Also, we note that on page 42, you state that Mr. Metrakos is the sole director and sole officer of Metratech Business Solutions, Inc. Please describe the time Mr. Metrakos devotes to that business, as well.

Employment Agreements, page 41

21. You state that Mr. Metrakos is currently compensated $25,000 annually, yet in your Form 10-K you state that he is compensated $20,000 annually. Please advise. Please disclose whether you have an employment agreement with Mr. Metrakos.

Certain Relationships and Related Transactions, page 42

22. You state that approximately $35,513 of non-interest bearing advances were incurred in January 1, 2007 from "Officers or Shareholder or company's [sic] controlled by Officers and Shareholders." Please clarify and expand your discussion of these transactions, including the names of the related persons and the approximate dollar values of the amount involved in the transactions. See Item 404(d)(1) of Regulation S-K.

23. You state that on October 1, 2007, you issued stock for services to compensate George Metrakos in the amount of 1,562,440 shares issued to Metratech Business Solutions Inc., an entity controlled by Mr. Metrakos. Please disclose the approximate dollar value of the amount involved in the transaction. Please tell us whether this transaction is included in the Summary Compensation Table on page 41. See Item 402(n)(2) of Regulation S-K.

24. In note 5 to the Financial Statements, you indicate that you are owed $1,900 from a company that an officer is also an officer of the related company. Please clarify and expand your discussion of this transaction and disclose the names of the related persons. Please explain how this transaction is consistent with Section 13(k) of the Securities Exchange Act of 1934. In this regard, please see the definition of "issuer" in Section 2 of Sarbanes-Oxley Act of 2002.

Where You Can Find More Information, page 46

25. Please disclose whether you make your filings available through your Internet website. If you do not have an Internet website, please state so. Also, please disclose whether you will voluntarily provide electronic or paper copies of your filings free of charge upon request. See Item 101(e)(4) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 48

26. Please explain the exemption from registration that you relied upon when you converted 2,578,000 shares of Metratech Retail Systems Inc. to 2,578,000 shares of GMS Capital

Corp. in 2007 and the facts that made this exemption available. Please explain to us whether this "conversion" is the same as the "reincorporation process that has recently begun," discussed in note one to your Financial Statements.

27.   Further, your disclosure regarding the October 1, 2007 issuance of restricted stock is unclear. Please revise and state clearly which exemption from registration you are relying upon and why. If you relied upon Rule 506 of the Securities Act, we are unable to locate a Form D with respect to this issuance. Please advise.

Item 16. Exhibits and Financial Statement Schedules, page 48

28.   We note throughout your filing your reference to subsidiaries of the company. If applicable, please include as an exhibit, a list of any subsidiaries you may consider separately, including names and jurisdiction of incorporation. See Item 601(b)(21) of Regulation S-K.

Signatures, page 50

29.   Please be sure that the signatures conform to the requirements of Form S-1. We note that your signature as the registrant is not clearly delineated. Please revise accordingly. Similarly, please explain why you have included a power of attorney signed by George Metrakos, as it is unclear from the disclosure why this is included in your filing.

Form 10-K for the Fiscal Year Ended December 31, 2008

Research and Development, page 20

30.   You state on page 20 and in note two to the Financial Statements that you annually incur costs on activities related to research and development of new products. However, from your disclosure on page 4, under the heading, Research and Development, it appears that your research and development expenditures only occurred from 2000 to 2004. Please reconcile these seemingly inconsistent statements. Similarly, your risk factor disclosure on page 6 where you state that your ability to compete effectively is dependent in large part upon the maintenance and continued development of internally developed software, implies that you are currently researching and developing your products. Please revise or advise accordingly.

Item 9A Controls and Procedures, page 23

31.   Tell us how you considered including a statement that your annual report does not include a report of your assessment regarding internal control over financial reporting or an attestation report of your registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public

companies. Refer to Instruction 1 to paragraphs (a) and (b) of Item 308T of Regulation S-K.

Evaluation of Disclosure Controls and Procedures, page 23

32.   You state that your Chief Executive Officer and Chief Financial Officer concluded that "[y]our disclosure controls and procedures as of December 31, 2008 were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." These effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). In your response letter, please confirm, if true, that your officers evaluated and concluded that as of December 31, 2008, your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusions, please include the entire definition as set forth in Exchange Act Rule 13a-15(e). This comment also pertains to your Forms 10-Q.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Exhibit 31.1

33.   We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Please note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

*   *   *

As appropriate, please amend your registration statement and other filings in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at 202-551-3545. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 305-531-1274
        Joseph I. Emas, Esq.